Exhibit 99.2

Consent to be Named as a Director

In connection with the filing by GigCapital5, Inc. (the “Company”) of the Registration Statement on Form S-4 (as it may be amended from time to time, the “Registration Statement”) with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 under the Securities Act, to being named in the Registration Statement, and any and all amendments and supplements thereto, as a nominee to the board of directors of the Company following the consummation of the business combination, which will be renamed QT Imaging Holdings, Inc. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: February 14, 2023

By:	/s/ Dr. John C. Klock
Dr. John C. Klock, M.D.